Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Units representing limited partner interests in Kimbell Royalty Partners, LP and further agree that his joint filing agreement be included as an exhibit to such Schedule 13G.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of July 23, 2018.

Kayne Anderson Capital Advisors, L.P.

By:	Kayne Anderson Investment Management, Inc.

By:	/s/ Michael O’Neill
Name:	Michael O’Neill
Title:	Chief Compliance Officer

Haymaker Minerals & Royalties, LLC

By:	/s/ Vasilis Mouratoff
Name:	Vasilis Mouratoff
Title:	Chief Financial Officer and General Counsel

/s/ Richard A Kayne

Richard A. Kayne